1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2004

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated December 10, 2004	4

1.2	Press Release dated December 21, 2004	7

1.3	Press Release dated December 21, 2004	10

FORWARD-LOOKING STATEMENTS

The Press Releases and the Announcement of TOM Online Inc. (the “Company”), constituting Exhibits 1.1, 1.2 and 1.3 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the expected benefit of any acquisition, the future prospects of and our ability to integrate the acquired business, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through acquisitions.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: December 29, 2004	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

FURTHER ADVANCES TO AN ENTITY

The Board announces the details of the trade receivables of the Group due from the Internet Customer as at 31 October 2004 pursuant to Rule 17.16 of the GEM Listing Rules.

Reference is made to the announcement of TOM Group dated 9 May 2003 and the announcement of the Company dated 17 September 2004 (the “Announcement”).

As disclosed in the Announcement, the Board announced the details of the trade receivables of the Group due from the Internet Customer as at 31 August 2004 (“Disclosed Amount”) pursuant to Rule 17.16 of the GEM Listing Rules.

As at 31 October 2004, the amount of the trade receivables due from the Internet Customer increased from the Disclosed Amount and the Revenue Ratio for the amount of the increase is more than 3%. Pursuant to Rule 17.16 of the GEM Listing Rules, the Board announces the details of the trade receivables due from the Internet Customer as at 31 October 2004 as follows:

Balance of trade receivables as at 31 October 2004 (Note 3)
Internet Customer	HKD153,895,587

Notes:

1.	The above trade receivables resulted from the provision by the Group of the internet-related services to the Internet Customer in the ordinary course of business and on normal commercial terms.

2.	The above trade receivables are unsecured and in accordance with terms specified in the contracts governing the relevant transactions (such as delivery periods, payment periods (the above trade receivables are expected to be settled on or before 30 April 2005), rights and obligations of the Internet Customer in respect of its performance under the contracts). No collateral is required to be made by the Internet Customer and no interest is charged on any of the trade receivables.

3.	Due to the nature of the transactions, the trade receivables are billed at the end of each month and which balance needs to be verified and confirmed by the Group pursuant to the normal trading practices in respect of such receivables and the relevant contracts governing the transactions. Normally, the month-end balance of the trade receivables can only be verified and confirmed by the Group within three or four weeks after the end of each month which immediately gives rise to a disclosure obligation under Rule 17.16 of the GEM Listing Rules, the Company therefore issues this announcement so as to comply with the GEM Listing Rules.

4.	The Internet Customer is engaged in providing mobile communications and related services in the PRC and is one of the largest telecommunication operators in the PRC. As at 31 October 2004, the fees due to the Group from the Internet Customer are approximately 25.6% of the total revenue of the Group for the year ended 31 December 2003. It has a good track record for settlement of its trade receivables due to the Group.

Save as disclosed above, as at 31 October 2004, no other advance (including trade receivables and other receivables) which would give rise to disclosure obligation pursuant to Rules 17.15, 17.16 and 17.18 of the GEM Listing Rules.

DEFINITIONS

“Board”	means the board of directors of the Company

“Company”	means TOM Online Inc., a company incorporated in the Cayman Islands and whose shares are listed on GEM

“Director(s)”	means the director(s) of the Company

“GEM”	means the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means the Rules Governing the Listing of Securities on GEM

“Group”	means the Company and its subsidiaries

“HKD”	means Hong Kong Dollars
“PRC”	means the People’s Republic of China
“Revenue Ratio”	has the meaning as set out in Rule 19.07(3) of the GEM Listing Rules
“Stock Exchange”	means The Stock Exchange of Hong Kong Limited
“TOM Group”	means TOM Group Limited, a company incorporated in the Cayman Islands and whose shares are listed on the Main Board of the Stock Exchange

By Order of the Board
TOM ONLINE INC.
Angela Mak
Company Secretary

Hong Kong, 10 December 2004

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Xu Zhiming	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Tommei Tong	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mr. Wu Yun	Mrs. Susan Chow (Alternate to Mr. Frank Sixt)

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

Exhibit 1.2

Extra: Mr. Li Ka Shing Hands Liu Xiang TOM Online Award

(Beijing, December 21, 2004) Mr. Li Ka Shing, Chairman of Cheung Kong (Holdings) Ltd and Hutchison Whampoa Ltd, congratulated Olympic gold medalist hurdler, Liu Xiang, at the year’s most dazzling sporting event in Beijing as he announced Liu the winner of TOM Online Sports Awards’ grand prize.

“Every Chinese is proud of what you have achieved,” Mr. Li said at the event through video link. “You are tonight’s sporting hero with the highest number of votes, the most important person in this event.”

Twenty-one-year-old Liu made history in August’s Athens Olympics when he became China’s first-ever male Olympics gold winner in track and field as he stormed past the finishing line of the 110 meter hurdles race to tie the world record of 12.9 seconds.

Mr. Li, a long-time philanthropist who has donated as much as HK$5 billion to promote health and education, praised Liu’s Herculean achievement at the Games and awarded the night’s highest honor to the Shanghai native.

A highlight of the night’s programs was the bidding for memorabilia donated by the stars of the sports and entertainment world in a charity auction held via Internet auction website and TOM Online’s business partner, eBay. Proceeds from the auction will be used to provide academic education of sportspeople in China.

The Founder of the Li Ka Shing Foundation, which was set up in 1980 to promote health, education, arts and other community projects, Mr. Li was touched by the occasion and took the opportunity to present the award to Liu, who also shares the belief of advancing the education of sportspeople.

Mr. Li said it is commendable that some athletes are prepared to devote their time and efforts to take care of the welfare of their peers while at the same time striving for achievements in their respective sports. Mr. Li, who always values the importance of knowledge, said he believes knowledge can change one’s fate.

The following is Mr. Li’s unabridged congratulatory speech to Liu at the event:

“Did you know how exhilarating your performance was at the Athens Olympics?

My heart raced faster with every hurdle you jumped; when you leapt the last hurdle, my heart was about to leap out also.

“Every Chinese is proud of what you have achieved. At tonight’s TOM Online Sports Awards Gala, you are raising funds for athletes. I believe it will be a successful event; you fund raising efforts will be successful, too.

“Knowledge and fate often go hand in hand. That is why it is important and a good thing to improve one’s knowledge.

“I wish tonight’s event all the success. And congratulations to you; you are tonight’s sporting hero with the highest number of votes, the most important person in this event. Don’t forget, I will come to Beijing to see you in 2008. Goodbye, congratulations to all!”

Alongside with nearly a hundred of well-known entertainers who attended the glittery gala, some of China, Taiwan and Hong Kong’s top-notch celebrities such as singer-songwriter Qi Qin, pop idol Miriam Yeung and renowned pianist Li Yundi also went on stage as award presenters.

With a smile, Mr. Li spoke to Liu the encouraging words: “Don’t forget, I will come to Beijing to see you in 2008.”

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO; HK GEM stock code: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the company’s primary business activities include wireless Internet services, online advertising and commercial enterprise solutions. The company offers an array of services such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of September 30, 2004, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

###

For enquiries:

Rico Ngai, Corporate Communications (International)

TOM Online Inc.

Tel: +86 (10) 6528-3399 Ext 6940

Mobile: +86 139-118-95354

Fax: +86 (10) 8518-1169

E-mail: ricongai@bj.tom.com

Tan Xiaoqing, Corporate Communications (Mainland China)

TOM Online Inc.

Beijing

Office tel: +86 (10) 6528-3399 Ext 6768

Fax: +86 (10) 8518-1169

E-mail: tanxiaoqing@bj.tom.com

Exhibit 1.3

Twelve Best Athletes Honored at TOM Online Sports Awards

(Beijing, December 21, 2004) You remember their sweat, tears and joy; by trying their utmost to honor their country as they competed on the field in front of the world they have endeared themselves to all Chinese. On the evening of December 21, some of China’s finest sportspeople were in turn honored for their quest to be faster, higher and stronger as they once again stepped into the spotlight in the inaugural TOM Online Sports Awards Gala.

Twelve of China’s most famed and respected athletes including top hurdler Liu Xiang, air rifle sharp shooter Du Li, diving queen Guo Jingjing, Chinese women’s volleyball team’s head coach Chen Zhonghe and China’s No. 1 golfer Zhang Lianwei were presented the awards in the star-studded event in Beijing, which was held by China’s leading wireless Internet company TOM Online Inc. and jointly organized by Asia’s leading regional broadcaster Phoenix Satellite Television, China’s largest sports newspaper Sports Weekly and the Chinese Athletes Educational Foundation.

Other winners, out of a list of 60 top-flight candidates, included star swimmer Luo Xuejuan, pommel-horse Olympic gold medalist Teng Haibin, veteran marksman and multiple Olympic gold medalist Wang Yifu, all-rounded gymnast Li Xiaopeng and China women’s volleyball team’s captain Feng Kun as millions of voters cast their votes online, by phone and through media such as newspapers to show their support for their sporting heroes.

Wang Lei Lei, TOM Online Chief Executive Officer and Executive Director, said at the event: “Chinese athletes have created some of the most wondrous legends in the sporting world in 2004, stories that have touched our hearts and inspired and united all of us. As a representative of China’s new generation of media companies, TOM Online feels it is obliged to recapture those moments, magnify them and praised them in its own way with the rightful honor they deserve.”

Wang Jiyan, Executive Vice President of Phoenix Satellite Television and Head of Phoenix Chinese Channel said: “Our cooperation with TOM Online, Sports Weekly and the Chinese Athletes Educational Foundation in holding this event not only serves to highlight our praises for what Chinese athletes have achieved in 2004; the athletes’ determination to excel also embodies the corporate culture of Phoenix.”

Qu Youyuan, President and Chief Editor of Sports Weekly, said: “2004 was a glorious and magical year for China’s sports achievements; it was also a year when a new generation of athletes takes to the center stage. In the past year, Sports Weekly and TOM Online have formed strategic alliance on covering major sporting events around the world. Like the achievements attained by Chinese athletes this year, I believe the success of TOM Online Sports Awards Gala is also unprecedented.”

Li Ning, President of The Chinese Athletes Educational Foundation, said: “As we look back to the past year, what Chinese athletes have achieved on the world stage and in the Olympics have made all of us proud to be Chinese. The athletes are the sporting heroes in 2004 and they deserve nothing but the full support from all of us. The Chinese Athletes Educational Foundation is an organization that offers precisely such support to the balanced development of all athletes.”

More than one million votes have been received since voting commenced on November 8. The award gala, the largest marketing event held by TOM Online since its dual listings on Nasdaq and Hong Kong Growth Enterprise Market board, is set to reinforce its brand as the favorite portal of the young and trendy in China.

In an effort to help raise funds for the academic education of sportspeople in China, an exciting auction of memorabilia donated by the night’s sporting heroes was held on Internet auction website, eBay. With a starry line-up of presenters including celebrities from China, Taiwan and Hong Kong such as pop idol Miriam Yeung and Li Yundi, grand prize winner of Chopin Piano Competition in Warsaw, and performances by well-known entertainers, the evening proved to be one truly worthy of remembrance.

Elaine Feng, TOM Online Executive Vice President and Executive Director, said: “As a representative of China’s fast-growing Internet portal industry and the leader in the provision of online content such as sports and entertainment, TOM Online has once again demonstrated its strong support for China’s sports industry by hosting this event. It has not only reinforced TOM Online’s image as a young and energetic company, but also consolidate our standing as the gauge of popular cultures in China.”

Ends

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO; HK GEM stock code: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the company’s primary business activities include wireless Internet services, online advertising and commercial enterprise solutions. The company offers an array of services such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of September 30, 2004, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

###

For enquiries:

Rico Ngai, Corporate Communications (International)

TOM Online Inc.

Tel: +86 (10) 6528-3399 Ext 6940

Mobile: +86 139-118-95354

Fax: +86 (10) 8518-1169

E-mail: ricongai@bj.tom.com

Tan Xiaoqing, Corporate Communications (Mainland China)

TOM Online Inc.

Office tel: +86 (10) 6528-3399 Ext 6768

Fax: +86 (10) 8518-1169

E-mail: tanxiaoqing@bj.tom.com